FILED BY EQUITY BANCSHARES, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICAN STATE BANCSHARES, INC.

EQUITY BANCSHARES, INC. COMMISSION FILE NO. 001-37624

The following is an edited transcript of a conference call hosted by Equity Bancshares, Inc. (“Equity”) on May 17, 2021, which discusses, among other things, the transaction with American State Bancshares, Inc. (“ASB”):

CORPORATE PARTICIPANTS

Brad S. Elliott - Founder, Chairman & CEO

Eric R. Newell - Executive Vice President & CFO

Craig L. Anderson - Executive Vice President, President Equity Bank

Chris M. Navratil - Senior Vice President of Finance

Doug Thurman - President & CEO American State Bank & Trust Company

Lee Borck - Chairman of the Board American State Bancshares, Inc.

CONFERENCE CALL PARTICIPANTS

Andrew Brian Liesch Sandler O’Neill + Partners, L.P., Research Division—Director, Equity Research

Michael Anthony Perito Keefe, Bruyette, & Woods, Inc., Research Division—Analyst

Terence James McEvoy Stephens Inc., Research Division—MD and Research Analyst

Jeffrey Allen Rulis D.A Davidson., Research Division—MD and Senior Research Analyst

PRESENTATION

Chris M. Navratil - Senior Vice President of Finance

Good morning, and thank you for joining Equity Bancshares conference call, which will include discussion and presentation of our announced merger with American State Bancshares, Inc.

Presentation slides to accompany our call are available via PDF for download at investor.equitybank.com by clicking the presentation tab. You may also click the event icon for today’s call posted at investor.equitybank.com to view the webcast player. If you are viewing this call on our webcast player, please note that slides will not automatically advance.

Please reference Slide 1, including important information regarding forward-looking statements. From time to time, we may make forward-looking statements within today’s call, and actual results may vary. Following the presentation, we will allow time for questions and further discussion. Thank you all for joining us.

With that, I’d like to turn it over to our Chairman and CEO, Brad Elliott.

Brad S. Elliott—Equity Bancshares, Inc.—Chairman & CEO

Good morning, and thank you for joining our announcement call this morning. I’m Brad Elliott, Chairman and CEO of Equity Bancshares, based in Wichita, Kansas. Today is an incredibly exciting day in the history of our bank as we announced the merger of Equity Bancshares and Equity Bank with American State Bancshares and American State Bank & Trust. I’m joined today by Lee Borck, Chairman of American State Bancshares; Doug Thurman, CEO of American State Bank & Trust; Eric Newell, our CFO; and Craig Anderson, our President.

Equity Bank has its roots in Kansas. We were founded in 2002 in Wichita. And to be able to join forces with American State Bank, another outstanding Kansas bank, is a huge step for our banking franchise. Lee and Doug and their management teams are outstanding bankers, and all of us at Equity are excited to have them and their employees working with us as we continue to build Equity as the best bank in the Kansas and Midwest.

Equity Bank will combine its 52 locations with American State’s 17 locations in an all-stock merger, giving the combined banking teams one of the most significant bank franchises in Kansas and in our 4-state footprint. Combined, we will be about $5 billion in assets with robust core deposits and an outstanding capital base. We will have the banking platform to continue the outstanding performance of each bank as our stakeholders have come to expect.

We will add to Equity Bank family the very important communities of Garden City, Holcomb, Great Bend, Salina, Concordia, Larned, St. John, Macksville, Belleville and Clyde. We will also add locations in the Wichita MSA, including Augusta and Rose Hill, along with 3 additional Wichita locations. We have continued our tradition of executing on responsible mergers and with great banking partners such as American State Bank. And Eric will walk us through the transaction metrics later in the call. Lee?

Lee Borck - Chairman of the Board American State Bancshares, Inc.

Thanks, Brad. Today is also a milestone in the history of American State Bank. We have built our banking franchise on the same principles as you did with Equity, and to combine these banks makes us all stronger.

We at American are excited to continue offering our customers and communities the same homegrown service levels as before and with more products and capacity than ever before. As you know, Brad, we are Kansas business people serving Kansas consumers and businesses, and our company is pleased to continue that heritage under the Equity Bank name.

Brad S. Elliott—Equity Bancshares, Inc.—Chairman & CEO

One of the things I’m most looking forward to is the opportunity to work with American Bank’s outstanding team of banking professionals. We at Equity Bank have admired the level of talent assembled by American in their 20-plus-year history. We have also admired their discipline and service levels as they bank their communities.

It is no surprise American State Bank brings outstanding credit quality to Equity Bank. Doug as the American Bank’s Chief Executive ready to join Craig Anderson and the Equity team, will you share with us some of your thoughts on the merger?

Doug Thurman - President & CEO American State Bank & Trust Company

Brad, we are really excited for what the future holds for the combined Equity, American banking brands in our market. We have always been a bank of choice in Central and Western Kansas. We think our bankers and their teams can now provide the same service level with more products and services and more capacity. It just makes me even more bullish on how we serve our communities.

The Equity Bank platform provides to us the full suite of commercial banking and consumer products such as a full platform for trust and wealth management. No matter what stage of the life cycle our customers may be in, we can take care of their personal financial opportunities. And online banking, Equity Bank has a sophisticated online banking platform, allowing our customers to do business from just about anywhere. Equity also has a sophisticated array of deposit products and significant lending platform for both commercial and consumer products. These include 1-4 family lending, auto and credit cards, small business lending, all types of commercial lending and the ability and expertise to join forces with us on the many types of agricultural credit we bring to the table. Lee?

Lee Borck - Chairman of the Board American State Bancshares, Inc.

We know we would only partner with a bank that would be dedicated to our region and our communities. Equity Bank has built its franchise with significant presence in communities such as the ones we serve. They are already the banking leader in many ways in Southwest Kansas and also in Western Kansas. They just entered the Norton and Almena communities in October of last year, and they know the importance of local banking and local decision-making.

They also know that these communities must be served well, and I know Brad and Craig and their teams will do just that. We know they will always continue to reinvest in our markets and be a community partner the way we have been. This is vital to our shareholders and customers.

Brad S. Elliott—Equity Bancshares, Inc.—Chairman & CEO

We will lead with the banking personnel from American State Bank. We will continue on with the same customer and community service you have entrusted in us. We embrace all our communities and trust our community bankers with local decision-making and local leadership. Craig Anderson leads that side of the bank. Craig?

Craig L. Anderson - Executive Vice President, President Equity Bank

Lee and Doug and all American Bank stakeholders, you have our commitment to continue the local legacies you have created. Brad and I are familiar with many of your talented team members and know that as we combine our banks, we will be stronger and more effective in our markets and to the customers we serve.

With Doug Thurman’s continued leadership, I am confident we will get all the synergies we are capable of. We are also very aware of the capabilities of bankers like Larry Britegam and Trey Mowery. Brad and I both have years of experience with these 2 bankers and others from American State Bank. Brad?

Brad S. Elliott—Equity Bancshares, Inc.—Chairman & CEO

Larry Britegam and Trey Mowery are the best bankers in their region. Larry has a long history in Salina and Central Kansas, and I can’t think of anyone better to team with Craig for our entry into this market. Many of us at Equity know that Salina and surrounding communities well and the opportunity to be on the same team as Larry promises big potential for everyone involved.

The same for Trey Mowery. I also have personal experience with Trey and his ability to help us grow our franchise value. There is significant market penetration, pipeline and grade A credits that these 2 bankers and others on the American team can bring with them to our new future together.

Not only is Doug Thurman an outstanding banker, he is also an outstanding leader. We have a significant ag portfolio and a large appetite to grow it even more. And Doug, with his background and time spent at farm credit, will help us move farm and ag customers over to Equity Bank.

We are also enhancing both our holding company and bank Boards with the addition of Lee on both Boards and Doug and Max Nichols on the Equity Bank Board. Lee?

Lee Borck - Chairman of the Board American State Bancshares, Inc.

Brad, our Board and bank personnel are very happy to combine our banks. You’ve demonstrated repeatedly the abilities of yourself and your teams to transition banks into the Equity Bank culture and platform successfully and to enhance the customer experience. You’ve also become the most outstanding banking partner for many communities. And I speak for the entire American State Bank team when I say we are thrilled to be the newest member of the Equity Bank family.

Brad S. Elliott—Equity Bancshares, Inc.—Chairman & CEO

Transactions like this, which we believe to be one of the largest in Kansas history, do not just happen. It starts with having outstanding people. I want to recognize all the effort from every Equity Bank employee. All of you have helped create a bank capable of growth like this. And to all the American State Bank teammates, we are equally impressed with what you have all done and what you will do when we come together.

Before Eric Newell, our Chief Financial Officer, walks us through the transaction details, I want to personally thank the following people: Doug Thurman, Lee Borck and Brad Herter and everyone on their teams; Julie Huber for her leadership on all things mergers related; Brett Reber for his counsel and Patrick Salmans for his professionalism in these transactions; Craig Anderson, Patrick Harbert and all the local leadership at each Equity Bank for the way they lead our community markets; Eric Newell, Jeremy Allen and their teams for the efforts and leadership it takes to onboard and support our growth; and Greg Kossover, who has run point on the negotiations and details that balance both American’s needs and Equity’s needs to find a workable middle. He’s done another outstanding job.

Eric, will you please walk us through the transaction details?

Eric R. Newell - Executive Vice President & CFO

Lee, Doug, Brad, Craig, congratulations to each of you. Everyone at Equity is eager to become one bank with what is an amazing team. Lee and Doug, thank you for your leadership and hard work during the negotiations and preparation for this moment.

We’re all excited about our 2 organizations coming together and the opportunity to continue building shareholder value for both sets of shareholders. The transaction is structured using Equity’s consistent and disciplined approach and falls within the metrics of our previously announced deals. For listeners who may not be familiar with Equity Bancshares and Equity Bank, Pages 3 through 9 of our deck we released this morning describe company and financial highlights.

The consideration for the transaction is 100% stock, and American State Bank & Trust will merge into Equity Bank. Using March 31 actuals, pro forma assets would be approximately $5 billion, $3.3 billion of loans and $4.3 billion of deposits with a resulting loan-to-deposit ratio of 76%. On April 29, the negotiation team agreed to pricing, and the exchange ratio was set on that date and is fixed. Using that day’s closing price for EQBK, the deal value is approximately $73.6 million, representing 111% of ASB’s March 31 tangible book value and 19.2x 2021 estimated net income to common shareholders or 10.9x once cost savings are included.

The core deposit premium is estimated at 1.2%. We estimate approximately 16% EPS accretion in 2022 once all our modeled cost saves are in place using The Street’s 2022 estimate for EPS of $2.31. We have identified 34% of ASB’s noninterest expense or $5.8 million that we will have 100% realized in 2022. We modeled the shift of ASB’s excess liquidity of about $70 million, 50% into securities and 50% into the loan book. No other revenue synergies have been included in the model.

The combination of our 2 organizations will help us get closer to delivering on our goal of achieving mid-teens return on tangible common equity. Equity experiences minimal tangible book value dilution of $0.95 or 3.7% at close. And when compared to the $0.37 of EPS accretion, earn-back is 2.9 years using the crossover method and fits within our criterion of having an earn-back of no longer than 3 years. ASB’s balance sheet complements Equity’s, and readers can look to Page 18 of the deck to see a pro forma breakout of loans and deposits and how we continue to be well diversified. Capital ratios estimated at close remain robust with a tangible common ratio of 9% when excluding PPP loans.

Our due diligence process was detailed and leads to a high degree of comfort in our deal assumptions, including transaction costs and achievement of our estimated cost savings. Our loan due diligence team completed an extensive review looking at nearly 80% of ASB’s loan book. ASB’s credit metrics have remained solid through 2020.

There’s still a great deal of uncertainty with the current operating environment and economic impact from the pandemic. We identified a gross loan mark totaling $13.5 million, of which $4.5 million will accrete into income as principal payments are received. A $4.5 million day 2 reserve through provision expense is modeled as well. Brad?

Brad S. Elliott—Equity Bancshares, Inc.—Chairman & CEO

Lee, Doug, thank you again for helping us bring the Equity Bank family into your markets to serve them and your customers. We will continue the banking tradition you have built and make the future for all of us even brighter than it already is. We’re happy to take questions now.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And our first question comes from Jeff Rulis from D.A. Davidson.

Jeffrey Allen Rulis D.A Davidson., Research Division—MD and Senior Research Analyst

Question on kind of the genesis of the deal. It sounds like you’ve known each other for quite some time and wanted to kind of — would suggest sort of a negotiated transaction. But just wanted to see if this was at any point auctioned or shown elsewhere. Just kind of how the deal came together would be helpful.

Brad S. Elliott—Equity Bancshares, Inc.—Chairman & CEO

Yes, I’ll take that. The American State Bank looked at other opportunities along with Equity. And so it was shopped to some other outlets as well. And so we — but we have had a long history of trying to bring our companies together. We had some like investors along the way, so we’ve talked since 2004 on and off about different opportunities we could work together on. And so Jeff, it’s just something that we’ve worked on for a long time and stayed around the hoop. And we’re very happy that we got the opportunity at this time.

Jeffrey Allen Rulis D.A Davidson., Research Division—MD and Senior Research Analyst

Great. Okay. And I know in the sort of deal assumptions, you didn’t include any synergies. But any thoughts on the fee income niches that maybe they offer that you could pull over or anything you think you could expand at their platform, whether that’s trust, wealth management or lending niches just to kind of get a sense for where the potential could be to grow on a combined basis?

Eric R. Newell - Executive Vice President & CFO

Yes. Jeff, this is Eric. I would say trust and wealth management certainly is something that will be a revenue synergy that we expect to be able to exploit. I think some of the work that we do with credit card for our commercial customers, treasury management certainly will also be helpful. And I think one of our goals with the growth that we’ve seen here at Equity as well as they’ve seen at American State with deposits will allow us to have some earnings on the deposit fees as well with higher levels of accounts.

Jeffrey Allen Rulis D.A Davidson., Research Division—MD and Senior Research Analyst

Got it. Okay. And Eric, maybe one last one. Just the — smaller than your size but wanted to kind of get a sense for how the deal may impact the interest rate sensitivity or kind of margin impact. If you could just touch on as you put the balance sheet together and what you tend to do with the excess liquidity.

Eric R. Newell - Executive Vice President & CFO

Yes. As I had said in the prepared comments, we were modeling the excess liquidity of 50% going into the securities and 50% going into the loan book. In terms of how it impacts our interest rate risk position, it’s pretty neutral so it doesn’t really shift our position too much. With that pro forma 76% loan-to-deposit ratio, obviously, that’s something that we’ve talked about how we’d like to get that closer to 90% to 100%. So as we continue to show success, our pipelines have continued to grow throughout the year. And as we see pull-through and success in loan originations, we would then move some of that — those earning assets into the loan book and out of the securities portfolio.

Operator

And our next question comes from Andrew Liesch from Piper Sandler.

Andrew Brian Liesch Sandler O’Neill + Partners, L.P., Research Division—Director, Equity Research

Congratulations on the transaction.

Brad S. Elliott—Equity Bancshares, Inc.—Chairman & CEO

Thanks, Andrew.

Andrew Brian Liesch Sandler O’Neill + Partners, L.P., Research Division—Director, Equity Research

Just one modeling question here just on the size of the loan book going forward. It looks like a lot of the growth over the last year has been in PPP loans. So just what are you guys using internally for loan balances post close — or at close ex PPP?

Eric R. Newell - Executive Vice President & CFO

Yes. Andrew, we have not — so the way we look at close, the gross loan portfolio will be just a little over $2.9 billion, and that excludes all PPP loans. Right now, I think, between the 2 organizations, we have close to $450 million of PPP loans. So that $2.9 billion is not including that, and we have been modeling an annualized 5% loan growth rate going forward.

Operator

And our next question comes from Terry McEvoy from Stephens.

Terence James McEvoy—Stephens Inc., Research Division—MD and Research Analyst

Maybe if I look at American State Bank’s loans at the end of ‘15, they were little over $200 million versus $480 million today, and I’m not seeing any acquisitions. Could you just talk about what was behind that strong organic growth? And maybe more importantly, how and where do you think that momentum continues under Equity?

Brad S. Elliott—Equity Bancshares, Inc.—Chairman & CEO

Yes. I think they’ve brought on some really good lenders in there. We’ve talked about a couple of them this morning. But there’s also others of them in Great Bend and Garden City. And so — and Doug Thurman, honestly, joined them in the late ‘18 — 2018. And so with his leadership and his ability, we really think that there’s continued growth in this market for us in Equity. And so they’ve got — I think they’ve got a great position in the marketplace. And I just think they have — they’ve been able to attract some really great people in Wichita, Salina, Great Bend and elsewhere.

Terence James McEvoy—Stephens Inc., Research Division—MD and Research Analyst

And then a question for Eric. The 15.9% earnings accretion in 2022, does that assume the full cost savings are achieved throughout the year? And I guess do you expect all the expected cost savings by the early part of 2022 as it relates to getting to the earnings accretion?

Eric R. Newell - Executive Vice President & CFO

Yes. We’ll have the 100% realized in 2022, and it would be more in the beginning of the year. So I wouldn’t say — I would say by March 31, 2022, we’re at 100% realized.

Brad S. Elliott—Equity Bancshares, Inc.—Chairman & CEO

Yes. As you know, Terry, our goal is we’re going to do this — we think — assuming that we get all the approvals that we need, we’ll convert and close on the weekend of October 2. And so we should have the whole quarter to get the cost saves out.

Terence James McEvoy—Stephens Inc., Research Division—MD and Research Analyst

And then, Brad, maybe one last question for you. It’s the largest deal to date at Equity. Should we expect Equity to remain, call it, quiet on the M&A front until American is closed and integrated? Or could you have multiple deals pending and/or going through a conversion?

Brad S. Elliott—Equity Bancshares, Inc.—Chairman & CEO

Yes. I think you’ve seen our history in the past, Terry. I would not say that we are sitting still today. As you know, we only do M&A transactions when they make sense for the shareholders. But right now, we have a lot of things that we’re working on outside of this transaction. This transaction is honestly something that we’re very, very excited about as we’ve worked on it for so long and it fits us so well. But there’s other opportunities in the marketplace that we’re still continuing to work on. So we’ve done 4, 5 transactions in one calendar year before. So although this one is a large one, I think we can also handle other things that come along.

Terence James McEvoy—Stephens Inc., Research Division—MD and Research Analyst

Great. That’s good to hear. And again, congratulations to everybody.

Brad S. Elliott—Equity Bancshares, Inc.—Chairman & CEO

Thanks, Terry.

Operator

(Operator Instructions) And our next question comes from Michael Perito.

Michael Anthony Perito Keefe, Bruyette, & Woods, Inc., Research Division—Analyst

I just had a couple more questions I want to hit quickly just on kind of the general state of the Wichita market. I mean I know that’s an area, I think, Brad, you guys have referred to as kind of one of your growth in your metro markets historically. And just kind of curious if you can give us an update on kind of the lay of the land competitively in that market. And where do you think some of the better growth opportunities might be now with a little bit more spoke in that marketplace?

Brad S. Elliott—Equity Bancshares, Inc.—Chairman & CEO

Yes. I think we’ll — combined pro forma, Craig, aren’t we going to be #2 in commercial?

Craig L. Anderson - Executive Vice President, President Equity Bank

We’ll be #2 in terms of commercial banking market share.

Brad S. Elliott—Equity Bancshares, Inc.—Chairman & CEO

Yes. So we’ll be #2 in market share in Wichita. It gives us — we’ve honestly been thin in locations in this MSA, so it will give us some more reach in this MSA to be able to continue to grow commercial relationships and retail relationships. And so I think it really gives us a good boost. This market is turning around. The 737s are being delivered now as air travel continues to pick up. The private jet market has never been hotter than it is today. If you have a private jet, either new or used, I mean, it’s sold today. So we’re seeing a lot of robust growth in this marketplace, and I think we’ll see that throughout the rest of this year and 2022.

Michael Anthony Perito Keefe, Bruyette, & Woods, Inc., Research Division—Analyst

And then you kind of ticked on my second question here. It seems like — and I apologize if I missed this in the prepared remarks or the deck, but it seems like you guys are keeping most of the locations out of the gate here from American State. Longer term, I guess — if that’s true, I guess, how do you view kind of the right footprint to call on this market effectively? And is it not unreasonable to think that over a multiyear period, maybe there could be some more opportunities for efficiencies as you get a better feel of what the physical footprint requirements could be for Wichita?

Brad S. Elliott—Equity Bancshares, Inc.—Chairman & CEO

Yes. We always do a continued evaluation of that, Michael, and we’ll continue to do an evaluation of that.

Operator

(Operator Instructions) Showing no further questions, we’re going to conclude our Equity Bancshares conference call and presentation. Thank you, and have a great day.

Important Additional Information

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed transaction, Equity intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of Equity common stock to be issued to ASB stockholders. The registration statement will include a proxy statement/prospectus, which will be sent to the stockholders of ASB seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT EQUITY, ASB AND THE PROPOSED TRANSACTION.

The documents filed by Equity with the SEC may be obtained free of charge at Equity’s investor relations website at investor.equitybank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Equity upon written request to Equity Bancshares, Inc., Attn: Investor Relations, 7701 East Kellogg Drive, Suite 300, Wichita, Kansas 67207 or by calling (316) 612-6000.

Special Note Concerning Forward-Looking Statements

This communication contains “forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses, and similar variables. The foregoing list of factors is not exhaustive.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 9, 2021 and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, Equity cannot assess the impact of each factor on Equity’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity or persons acting on Equity’s behalf may issue.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.